UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

VIACELL, INC.

(Name of Subject Company (Issuer))

PERKINELMER, INC.

VICTOR ACQUISITION CORP.

(Name of Filing Person (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92554J105

(CUSIP Number of Class of Securities)

Katherine A. O’Hara

Senior Vice President, General Counsel & Secretary

940 Winter Street 02451

Waltham, Massachusetts

(781) 663-6900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

with a copy to:

Hal J. Leibowitz

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$324,461,150	$9,960.96

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $7.25 per share by 44,753,262, the number of shares of common stock, par value $0.01 per share (“Shares”), of ViaCell, Inc. (“ViaCell”) outstanding on a fully diluted basis as of September 27, 2007, which Shares consist of (a) 39,079,100 Shares issued and outstanding as represented by ViaCell in the Agreement and Plan of Merger among PerkinElmer, Inc. (“PerkinElmer”), Victor Acquisition Corp. (the “Offeror”) and ViaCell (the “Merger Agreement”), (b) 4,370,829 Shares subject to issuance upon exercise of outstanding options, as represented by ViaCell in the Merger Agreement, (c) 1,293,333 Shares reserved for future issuance pursuant to outstanding warrants, as represented by ViaCell in the Merger Agreement and (d) 10,000 Shares subject to issuance upon exercise of options that ViaCell is permitted to grant pursuant to the Merger Agreement.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $30.70 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,960.96.	Filing Party: PerkinElmer, Inc. and Victor Acquisition Corp.
Form or Registration No.: Schedule TO.	Date Filed: October 12, 2007.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on October 12, 2007, by PerkinElmer, Inc., a Massachusetts corporation (“PerkinElmer”), and Victor Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of PerkinElmer (“Offeror”), as amended by Amendment No. 1 filed on October 25, 2007 and by Amendment No. 2 filed on November 7, 2007 (as amended, the “Schedule TO”), relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ViaCell, Inc., a Delaware corporation (“ViaCell”), for $7.25 per Share, net to the seller in cash, without interest and subject to any required withholdings of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of October 1, 2007 (the “Merger Agreement”), among PerkinElmer, Offeror and ViaCell.

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended by adding thereto the following:

“The initial offering period of the Offer expired at 12:00 midnight, New York City time, at the end of Thursday, November 8, 2007. According to Deutsche Bank Trust Company Americas, the depositary for the Offer, as of such time, a total of 31,049,491 Shares (excluding Shares tendered under guaranteed delivery procedures) had been validly tendered pursuant to the Offer and not withdrawn, representing approximately 76% of all outstanding Shares. Including the 6,816,797 Shares tendered under guaranteed delivery procedures, more than 90% of the outstanding Shares were tendered in the Offer. Pursuant to the terms of the Offer, the Offeror has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer. Payment for such Shares is expected to be made promptly.

On November 9, 2007, PerkinElmer issued a press release announcing the completion of the initial offering period of the Offer.

Offeror expects to acquire the remaining outstanding shares of ViaCell by means of a merger of Offeror with and into ViaCell, as a result of which ViaCell will become an indirect wholly owned subsidiary of PerkinElmer. In the merger, each outstanding Share (except for Shares purchased in the Offer and certain other shares) will be converted into the right to receive $7.25 per share in cash, without interest. PerkinElmer expects to complete the merger on an expedited basis pursuant to the short-form merger procedure available under Delaware law.

The full text of the joint press release issued by PerkinElmer is attached hereto as Exhibit (a)(5)(I) and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“(a)(5)(I)	Press Release Issued by PerkinElmer, dated November 9, 2007, announcing the completion of the Offer.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2007

PERKINELMER, INC.

By:	/s/ Katherine A. O’Hara
Name:	Katherine A. O’Hara
Title:	Senior Vice President, General Counsel and Secretary

VICTOR ACQUISITION CORP.

By:	/s/ John L. Healy
Name:	John L. Healy
Title:	Secretary

EXHIBIT INDEX

Exhibit No.
*(a)(1)(A)	Offer to Purchase, dated October 11, 2007.

*(a)(1)(B)	Form of Letter of Transmittal.

*(a)(1)(C)	Form of Notice of Guaranteed Delivery.

*(a)(1)(D)	Form of Letter from Merrill Lynch, Pierce, Fenner & Smith Incorporated to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

*(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

*(a)(5)(A)	Joint Press Release Issued by PerkinElmer and ViaCell, dated October 1, 2007, announcing the execution of the Agreement and Plan of Merger among PerkinElmer, Offeror and ViaCell (incorporated in this Schedule TO by reference to the Schedule TO-C filed by PerkinElmer on October 1, 2007).

*(a)(5)(B)	Transcript of the Investor Call on October 1, 2007 regarding announcement of the Agreement and Plan of Merger among PerkinElmer, Offeror and ViaCell (incorporated in this Schedule TO by reference to the Schedule TO-C filed by PerkinElmer on October 2, 2007).

*(a)(5)(C)	Slides used in the Investor Call on October 1, 2007 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by PerkinElmer on October 2, 2007).

*(a)(5)(D)	Slides distributed on October 2, 2007 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by PerkinElmer on October 2, 2007).

*(a)(5)(E)	PerkinElmer Announces Plans to Acquire ViaCell Question and Answer Document dated October 5, 2007 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by PerkinElmer on October 5, 2007).

*(a)(5)(F)	Form of Summary Advertisement Published in the Wall Street Journal on October 11, 2007.

*(a)(5)(G)	Joint Press Release Issued by PerkinElmer and ViaCell, dated October 11, 2007, announcing the commencement of the Offer.

*(a)(5)(H)	Press Release Issued by PerkinElmer, dated October 25, 2007, announcing expiration of the waiting period under the HSR Act.

(a)(5)(I)	Press Release Issued by PerkinElmer, dated November 9, 2007, announcing the completion of the Offer.

*(b)(1)	Credit Agreement, dated as of August 13, 2007, among PerkinElmer, Inc. and Wallac Oy as Borrowers, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, Citigroup Global Markets Inc. and HSBC Bank USA, National Association, as Co-Syndication Agents, ABN AMRO Bank N.V. and Deutsche Bank Securities Inc., as Co-Documentation Agents, Banc of America Securities LLC and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Book Managers, and the Other Lenders party thereto (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by PerkinElmer on August 17, 2007).

*(d)(1)	Agreement and Plan of Merger, dated as of October 1, 2007, among PerkinElmer, Offeror and ViaCell (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by PerkinElmer on October 2, 2007).

*	Previously filed.